Exhibit 2.2

PURCHASE AGREEMENT

THIS AGREEMENT made and entered into as of the 1st day of May, 2002 (which date shall be the reference date of this Agreement, but the following parties acknowledge the Agreement shall not become effective until the “Effective Date” as set forth below), by and between Analysts International Corporation, a Minnesota corporation (“Seller”) and United Properties Investment LLC, a Minnesota limited liability company, or its assigns, (“Purchaser”);

WITNESSETH:

WHEREAS, Seller is the owner of certain real property located at 3601 West 76th Street, in the City of Edina, County of Hennepin and State of Minnesota and is more fully described in the attached Exhibit A (the “Land”);

WHEREAS, the Land is improved with an office building containing approximately 134,945 rentable square feet (“Building”); and

WHEREAS, Seller desires to sell and Purchaser desires to purchase, the Land and Building (collectively the “Subject Property”) upon the following terms and conditions.

NOW, THEREFORE, in consideration of the foregoing and of the following terms and conditions, the parties agree that:

1.             SALE AND PURCHASE.  Seller hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from Seller, upon the terms and conditions set forth below, the following:

a.                                       Fee title to the Land, the Building, and all other improvements constructed on the Land, together with all hereditaments and appurtenances belonging or in any wise appertaining;

b.                                      All fixtures, furniture, furnishings, equipment, materials, supplies, site plans, surveys, soil studies, architectural renderings, plans, specifications, engineering plans, warranties, guaranties, all hereditaments, privileges, tenements and appurtenances belonging to the Land, and other personal property to the extent listed on the attached Exhibit B, together with those written contracts listed on Exhibit B (“Service Contracts”) and all licenses and permits now in effect with respect to the Land and Building;

c.                                       Seller’s interest in all leases pertaining or relating to the Subject Property listed on the rent roll attached hereto as Exhibit C.

The property described in subparagraphs a through c above is called the Entire Property.

2.             PURCHASE PRICE AND CLOSING.  The total Purchase Price to be paid by Purchaser to Seller for the Entire Property shall be Sixteen Million Five Hundred Thousand and 00/100 Dollars ($16,500,000.00), which shall be payable as follows:

a.                                       $330,000.00 earnest money to be deposited with Title Company (as defined below) within two days of the execution of this Agreement, together with any and all interest earned thereon (“Earnest Money”);

b.                                      The balance of $16,170,000.00, to be paid by wire transfer, cashier’s check or other immediately available funds, on the Closing Date.

The date the last of the following has occurred shall be deemed the “Effective Date” of this Agreement:  i) full execution and delivery to the parties of complete (including Exhibits) counter-parts of this Agreement; ii) delivery of the Earnest Money into Escrow with the Title Company pursuant to Section 19 below.

The consummation of the transaction contemplated by this Agreement (“Closing”) shall be on or before May 15, 2002 (“Closing Date”).  Subject to the rights of tenants under the leases described on the rent roll attached as Exhibit C, physical possession of the Entire Property, except that portion which is being leased by Seller from Purchaser pursuant to the terms and conditions of that certain lease to be entered into between the parties at Closing, the form of which is attached hereto as Exhibit D (“Seller Lease”), shall be delivered to Purchaser on the Closing Date.  The Closing shall be held in the office of Lindquist & Vennum, P.L.L.P., 4200 IDS Center, 80 South Eighth Street, Minneapolis, Minnesota, or at such other location as the parties shall agree, at 10:00 a.m. on the Closing Date.

3.             WARRANTY DEED.  Subject to performance by Purchaser of its covenants and agreements, Seller shall execute and deliver to Purchaser at closing a Limited Warranty Deed conveying good and marketable title to the Subject Property, subject only to the following exceptions (the “Permitted Encumbrances”):

a.                                       Building and zoning laws, ordinances, state and federal regulations;

b.                                      Reservation of any mineral or mineral rights to the State of Minnesota;

c.                                       Utility and drainage easements which do not interfere with the use of the Subject Property;

d.                                      The lien of real estate taxes due and payable in 2002 and subsequent years;

e.                                       The rights of those tenants listed in Exhibit C to be assigned to Purchaser under Paragraph 14A.g;

f.                                         Other matters either not objected to by Purchaser in writing, or otherwise waived pursuant to Paragraph 5 below.

4.             SURVEY.               Within ten (10) days after the execution of this Agreement Purchaser shall cause the Subject Property to be surveyed by a Registered Land Surveyor, which survey shall be certified to Seller, Title Company, Seller’s lender, Purchaser’s lender and Purchaser as having been made in accordance with the “Minimum Standard Detail Requirements for ALTA/ACSM Land Title Surveys” jointly established and adopted by ATLA and ACSM in

1999, shall meet the accuracy requirements of a Class A Survey, and shall conform to Purchaser’s lender’s survey requirements.  Seller acknowledges that Purchaser has caused URS to so prepare the survey at a cost not to exceed $5705, one half of which cost Seller shall reimburse Purchaser at closing.

5.             EVIDENCE OF TITLE.

A.            Within ten (10) days after execution of this Agreement, and at its expense, Seller shall cause to be delivered to Purchaser a commitment for an ALTA Form B 1970 owner’s policy of title insurance in the amount of the Purchase Price, from First American Title Insurance Company or such other title company as the parties shall mutually agree (“Title Company”) providing for deletion of the survey, mechanic’s liens and possession standard exceptions and to include special endorsements for zoning (ALTA Form 3.1), contiguity (street) and comprehensive.  Purchaser shall be allowed until the later of: i) ten (10) days subsequent to the Effective Date; or ii) ten (10) days after receipt of the latter of the survey or of the commitment, for examination of title and the making of any objections, such objections to be made in writing or deemed to be waived.  If any objections are so made, Seller shall be allowed until five (5) days prior to Closing Date to make such title marketable as herein stated.  Pending correction of title, and within five (5) days of written notice of such correction, Purchaser shall perform this Agreement according to its terms. Notwithstanding anything else contained herein to the contrary, Seller shall pay or discharge any mortgage lien against the Subject Property (“Mortgages”), as well as any other encumbrance arising after the date of the Title Commitment and voluntarily created or assumed by Seller and not created by or resulting from the acts of Purchaser (the “Lien Obligation”); provided if Seller is contesting in good faith any such Lien Obligation, Seller and Purchaser shall proceed under Paragraph 5Bc below.

B.            If said title is not marketable as herein described, and is not so made within the time period as above provided, Purchaser shall have the option of:

a.                                       Declaring this Agreement null and void, and, in such event, receiving a refund of the Earnest Money; or

b.                                      Waiving any defect in title and, in such event, proceeding to close the transaction contemplated by this Agreement; or

c.                                       Withholding from the purchase price (but not more than $25,000.00 except if it involves a Mortgage or a Lien Obligation, in which case it shall be the amount of the Mortgage, or 150% of the Lien Obligation) a sum which, in the reasonable judgment of Title Company, is 150% (except if it involves a Mortgage, in which case it shall be the amount of the Mortgage) of the amount sufficient to assure correction of title.  Any sum so withheld shall be placed in escrow with Title Company pending correction of title.  In the event that the title defects are not corrected within one year after the establishment of said escrow, Purchaser may thereafter correct any of said defects in title and charge all costs in connection therewith, including reasonable attorney’s fees, against the amount so escrowed.  In the event that such escrow is established, the parties hereto agree to execute such documents as may be reasonably required by Title Company.

6.             REAL ESTATE TAXES AND ASSESSMENTS.  Seller shall pay on or before the Closing Date all the real estate taxes and any installments of special assessments payable therewith against the Subject Property due and payable in the year 2001 and prior years.  The parties shall prorate the real estate taxes (and any special assessments payable therewith) due and payable in the year 2002 with Seller being responsible for said taxes up to and including the Closing Date.  The real estate taxes payable in the year 2003 shall be the responsibility of Purchaser.  Purchaser shall assume any outstanding assessments on the Closing Date.

7.             CONTINGENCIES.

A.            Notwithstanding any other provision in this Purchase Agreement to the contrary, the parties agree that the purchase by Purchaser of the Entire Property is subject to the following “Purchaser Contingencies”:

a.                                       Purchaser receives, on the Closing Date, title insurance coverage effective as of the date of Closing in the form and content as required by this Agreement;

b.                                      All warranties and representations of Seller are materially true and correct on this date and as of the date of Closing;

c.                                       Purchaser has obtained approval of this Agreement and the transaction contemplated hereby by Purchaser’s Investment Committee within ten (10) days of the Effective Date; and

d.                                      Purchaser has been provided, within 7 days of the Effective Date, with a certification from Seller’s “Lenders” (as defined below) that Seller’s “Credit Facilities” (as defined below) are not in default, or if in default, such default shall be automatically cured if the transaction contemplated by this Agreement is consummated on or before May 15, 2002 (the “Lenders Certification”).  Seller agrees to use its best efforts to obtain the Lenders Certification within 7 days of the Effective Date.  “Credit Facilities” shall mean any line of credit facility (whether drawn on or not) available to Seller, or any debt in excess of $10,000 (whether secured or unsecured and whether on a term or a demand basis) owed by Seller.  “Lender” shall mean any entity or person with which or with whom Seller has a Credit Facility.  The Lenders Certification shall be “clean” and without exceptions or qualification and shall be addressed to Purchaser, on the Lender’s stationary and executed in ink (not stamped) by an officer of Lender.

e.                                     If, despite its best efforts, Seller has not obtained the Lenders Certification within 7 days of the Effective Date, Seller shall within 2 days thereafter deliver to Purchaser:  i) a “Lenders Certificate” for each Credit Facility which is executed by an officer of Seller in lieu of an officer of the

Lender, and ii) a letter (signed by an officer of Seller) of introduction (plus fax and phone numbers) addressed to the officer at the Lender whose duties include overseeing the Credit Facility and authorizing said Lender to discuss with and disclose to Purchaser the Credit Facility and Seller’s status and standing thereunder.  Purchaser shall then have three (3) business days after receipt of said items i) and ii), to satisfy itself as to Seller’s status and standing under its Credit Facilities.

In the event any of the foregoing Purchaser Contingencies have not occurred prior to the time periods as set forth above (“Performance Dates,” or if no time period is set forth, the Performance Date shall be the Closing Date), then Purchaser shall have the option of canceling this Purchase Agreement by so notifying Seller in writing within two (2) days following the expiration of such Performance Date (time being of the essence), and in such case this Purchase Agreement shall be null and void and neither party thereafter shall have any further obligation to the other except that all Earnest Money shall be promptly refunded by Seller to Purchaser. With respect to any and all of the above Purchaser Contingencies, if Purchaser fails to so notify Seller within the two (2) days following the expiration of such respective Performance Date, Purchaser shall be deemed to have waived said contingency.

B.            Notwithstanding any other provision in this Purchase Agreement to the contrary, the parties agree that the sale by Seller of the Entire Property is subject to the following “Seller Contingencies”:

a.                                       Seller has obtained approval of this Agreement and the transaction contemplated hereby by Seller’s Board of Directors within ten (10) days of the Effective Date;

b.                                      Seller has obtained the consent by Seller’s Lenders to the terms of this Agreement and the transaction contemplated hereby within ten (10) days of the Effective Date;

c.                                     Purchaser has provided to Seller, prior to the Closing Date, with a Landlord’s Waiver and Consent acceptable to Seller’s lender.

In the event any of the foregoing Seller Contingencies have not occurred prior to the time periods as set forth above (“Cancellation Date”), then Seller shall have the option of canceling this Purchase Agreement by so notifying Purchaser in writing within two (2) days following the Cancellation Date (time being of the essence), and in such case this Purchase Agreement shall be null and void and neither party thereafter shall have any further obligation to the other except that all Earnest Money shall be promptly refunded by Seller to Purchaser. With respect to any and all of the above Seller Contingencies, if Seller fails to so notify Purchaser within two (2) days following the Cancellation Date, Seller shall be deemed to have waived said contingencies.

8.             AS IS; RIGHT OF ENTRY FOR INSPECTION.  Purchaser acknowledges that, subject only to the representations, covenants and warranties explicitly set forth in this Agreement and the documents to be delivered at Closing, it is acquiring the Entire Property in its current “AS IS” condition with any and all latent and patent defects and that there is no warranty by Seller that the Entire Property is fit for any particular purpose.  Purchaser acknowledges that it is not relying upon any representation, statement or other assertion with respect to the Entire Property or its condition (except as may be explicitly set forth in this Agreement), but is relying upon its examination of the Entire Property.  Nevertheless, Seller agrees to allow Purchaser and its agents (including any lender of Purchaser’s) the right, upon reasonable prior notice, of any ingress and egress over and through the Subject Property and its improvements for the purpose of inspecting and testing the same and making other observations as Purchaser reasonably deems necessary, all however, at Purchaser’s expense.  Purchaser agrees to indemnify and hold Seller harmless from all injury, death, or property damage or claim of any kind whatsoever arising out of or in any way incidental to Purchaser’s presence on the Subject Property for the purposes aforesaid and shall return the Subject Property materially to the condition existing prior to such inspections or testing.  Such inspection shall include the right to inspect all of the documents, analyses, reports and other information in Seller’s control relating to the Entire Property, including the following, to the extent any of the following have not been provided to Purchaser prior to the Effective Date:

a.                                       Complete copies of all leases set forth on Exhibit C;

b.                                      Complete copies of all other agreements, including but not limited to contracts with or for security and security systems;

c.                                       Copies of all licenses and documents relating to the current operation of the Subject Property;

d.                                      Inventory of personal property owned by Sellers in connection with the operation of the Subject Property.

9.             WARRANTIES OF SELLER.  Seller hereby warrants and represents to Purchaser that:

a.                                       Subject to the satisfaction or waiver of the Seller Contingencies as set forth in Paragraph 7B above, Seller has all the requisite power and authority to execute this Agreement and the documents to be executed by it on the Closing Date.

b.                                    Seller shall provide to Purchaser, as soon as available, Seller’s 10Q filing with the SEC with respect to the period January — March, 2002.

c.                                       Seller has received no notice of any action, litigation, investigation or proceeding of any kind pending against the Entire Property, nor to Seller’s knowledge is any action, litigation, investigation or proceeding pending or threatened against the Entire Property, or any part of it.  Seller has not received any notice of any uncorrected violation of building, safety, zoning or fire ordinances.

d.                                      Seller will cause all insurance policies covering any part of the Entire Property to remain in full force and effect through and including the Closing Date.

e.                                       To Seller’s knowledge, there are no pending or threatened governmental proceedings in eminent domain or for rezoning affecting any portion of the Subject Property.

f.                                         To Seller’s knowledge, there are no environmental proceedings, applications, ordinances, petitions, court pleadings, resolutions, investigations by public or private agencies or other matters pending affecting the Subject Property.

g.                                      To Seller’s knowledge, neither Seller nor any corporation, partnership or other entity controlled by Seller, or any other person or entity has at any time: (i) ”released” or (actively or passively) consented to the “release” of any “Hazardous Substance,” “pollutant” or “contaminant” from any “facility” or “vessel” located on or used in connection with the Subject Property; or (ii) taken any action in “response” to a “release” in connection with the Subject Property; or (iii) otherwise engaged in any activity or omitted to take any action which as of the date hereof, could subject Seller or Purchaser to claims for intentional or negligent torts, strict or absolute liability, either pursuant to statute or common law, in connection with substances located on the Subject Property at any time prior to the date hereof.  The terms set within quotation marks in this paragraph shall have the meanings given to them in the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§9601 et seq. and the Minnesota Environmental Response and Liability Act, Minn. Stat. Ch. 115B. The representations as set forth in this paragraph shall be restated in the deed conveying the Subject Property.

h.                                      Seller has not entered into any other contract for the sale of the Entire Property and at the Closing Date there will be no rights of first refusal or options to purchase the Entire Property.

i.                                          Seller is not a “foreign person”, “foreign partnership”, “foreign trust”, or “foreign estate” as those terms are defined in Section 1445 of the Internal Revenue Code.

j.                                        The tangible personal property identified on the attached Exhibit B is all located on the Subject Property or will be delivered at the Closing and is all of the tangible personal property used in the operation and management of the Subject Property, other than personal property owned by tenants or owned by Seller and used in its business operations as a tenant under the Seller Lease, as opposed to the operation of the Building.

k.                                       There are no facts material to the use and operation of the Project which is known to Seller and not known to the property manager of the Subject Property, Seller has intentionally not disclosed to Purchaser.

l.                                          All costs of Seller, as landlord under the Leases, including, without limitation, all tenant improvement costs and all professional fees and the costs of licenses, certificates and permits related thereto and all other amounts owed by landlord to tenants under the Leases have been fully paid, all tenant improvement work and construction required to be completed by landlord under Leases have been completed as required by the Leases, and there are no cash allowances or rent abatements owed by Seller, as landlord, to any tenant under any Leases, except as either provided for or credited as set forth in Paragraph 10g below.  There are no commissions or other amounts due under any brokerage agreements relating to the Leases or the Entire Property.

m.                                    To Seller’s knowledge, Seller does not know of any “wells” on the Subject Property within the meaning of Minn. Stat. § 103I.005.  This representation is intended to satisfy the requirements of that statute.  For purposes of satisfying the requirements of Minn. Stat. § 115.55, Seller represents that to Seller’s knowledge there is no “individual sewer treatment system” (within the meaning of that statute) on or serving the Entire Property.

n.                                      To Seller’s knowledge, Seller does not know of any “above ground storage tank” or “underground storage tank” (within the meaning of Minn. Stat. Sec. 116.46) on or serving the Entire Property.

o.                                    To Seller’s knowledge, the Service Contracts and all licenses and permits necessary for the operation or ownership of the Entire Property are in good standing and in full force and effect.  To Seller’s knowledge there are no unwritten contracts governing the use, management or ownership of the Entire Property.

p.                                    Seller has not received any notices of mechanics’ liens and to Seller’s knowledge, there are no mechanics’ liens outstanding with respect to the Subject Property as a result of work performed on the Subject Property.

q.                                    Seller has not received any notices of default under any of the leases listed on Exhibit C.

r.                                       Seller shall utilize its good faith efforts to correct any material discrepancies between the information set forth in the executed tenant estoppels and as set forth in the leases of the tenants listed on Exhibit C.

s.                                     Seller shall not solicit, consider, discuss or accept any offers or proposals of any other person or entity whatsoever relating to the acquisition of the Entire Property in whole or in part from and after the Effective Date and through either the Closing Date or the termination of this Agreement.

All warranties and representations contained in this Agreement shall survive Closing and delivery of the deed to Purchaser.

10.           ALLOCATION OF INCOME, LIABILITIES AND EXPENSES.

a.                                       Seller shall pay one-half costs of delivery of the survey (Seller’s share to not exceed $2,852.50) and the commitment for title insurance. Purchaser shall pay any premiums for the owner’s title insurance policy.

b.                                      Seller shall pay all state or local transfer or deed taxes in connection with the Deed to be delivered by it. Purchaser shall pay recording charges in connection with the Deed.

c.                                       The parties agree that all revenues, income, expenses and costs in connection with the operation of the Subject Property (unless specifically otherwise allocated herein) including rents, utility costs, mortgage interest, shall all be prorated on the calendar year with Purchaser being deemed the owner for the entire day of the Closing Date and all days thereafter.  Any income from rentals due but not paid as of Closing Date shall be forwarded to Seller if actually collected and received by Purchaser subsequent to the Closing Date, however, the parties agree that from and after Closing Date any monies received from tenants shall be allocated first toward rentals then currently due, prior to allocation of past rentals due and owing Seller.

d.                                    Proration of the Real Estate Taxes pursuant to Section 6 above.

e.                                       Any such proration of revenues and expenses shall be adjusted to the extent known on the Closing Date.  Any such items unknown as of the Closing Date shall be estimated with further adjustments to be made after the Closing Date when such items become known.  The adjustment of “escalation” payments (additional rent) relating to operating expenses, real estate taxes and assessments or other payments shall be made after a final determination of actual (as compared to the estimate which had been utilized in collecting additional rents from the tenants during 2002) operating expenses and real estate taxes, etc. has been made by Purchaser’s property manager (estimated to occur in March of 2003) and prior to Purchaser’s reconciliation being made with the tenants.

f.                                     At Closing, Purchaser shall reimburse Seller for all leasing commissions and tenant costs actually paid by Seller for (i) leases executed after the Effective Date which are approved or deemed approved by Purchaser, and (ii) the renewal, extension, or expansion of any lease which occurs between the Effective Date and the Closing Date and which is approved or deemed approved by Purchaser or for which lessor’s consent is not required.  Seller shall provide Purchaser with invoices and evidence of payment of such costs.  Purchaser shall assume and timely pay after the Closing Date all such leasing commissions and tenant costs which become due and payable after the Closing Date.  The term “tenant costs” shall include tenant improvement costs and, if the lease so provides, moving costs, design costs incurred by the tenant, lease buyout costs and similar tenant inducement costs.

g.                                    At Closing, Seller shall have paid, or shall credit Purchaser against the Purchase Price, all “tenant costs” (as defined in the prior Paragraph) and leasing commissions with respect to all leases executed prior to the Effective Date and specifically the leases with the tenants doing business as “Blackwell, Inbanugo, Engen &Saffold Law Offices” for Suite #250 and “iMillennium Lasic Eye Surgery” for Suite #150.  Any of said leasing commissions and tenant costs not actually paid by Seller by Closing Date shall be credited against the Purchase Price at Closing.  Seller shall provide Purchaser with invoices and evidence of payment of any of such commissions and tenant costs which have been paid, and any applicable mechanic lien waivers with respect thereto.

h.                                      All risks, losses and liabilities incurred or accruing through the ownership or operation of the Subject Property prior to delivery of possession shall be borne by Seller.  All risks, losses and liabilities arising from ownership or operation of the Subject Property subsequent to delivery of possession shall be borne by Purchaser, except to the extent limited by the Lease.

i.                                        The parties shall share equally the closing fee of Title Company.  Each party shall pay for its own consultants and advisors.

j.                                          Notwithstanding anything else contained herein to the contrary the provisions of this Section shall not merge with any deed to be given at closing, but shall survive closing and continue to bind the parties hereto.

11.           CONTINUATION OF BUSINESS.

A.            Seller hereby agrees that during the period between the Effective Date of this Agreement and the Closing Date it will continue to seek to retain existing tenants, enforce all leases and seek tenants for vacant space, in accordance with their past business practices. During the period from the Effective Date through Closing (or earlier termination of this Agreement or default by Purchaser hereunder), Seller shall not enter into new leases for portions of the Subject Property now vacant and for portions of the Subject Property which may become vacant, or enter into any amendments of any leases or consent to any renewals, extensions, or expansions of leases (other than those to which the tenant is entitled pursuant to the terms of the Lease) without first submitting a copy of such proposed lease or lease amendment (including any renewal, extension, or expansion as to which the lessor’s consent is required) to Purchaser for Purchaser’s approval, which may not be unreasonably withheld, conditioned, or delayed.  If Purchaser does not disapprove in writing of such proposed lease or lease amendment (or renewal, extension, or expansion agreement) within three (3) business days of Purchaser’s receipt of a copy thereof, Purchaser shall be deemed to have approved the proposed lease or lease amendment (or renewal, extension, or expansion agreement).  Seller shall not terminate any Service Contracts, nor enter into any new service contracts that are not terminable on 30 days written notice, without

Purchaser’s consent.  Seller shall use good faith efforts to keep (and renew when necessary) all permits and licenses necessary for the operation or ownership of the Entire Property in full force and effect.  Seller shall provide Purchaser with written notice of any of the following, subsequent to the Effective Date and prior to the Closing Date:  litigation affecting the Property or the leases listed on Exhibit C, any defaults under the Leases or any notices of violation of any governmental laws, regulations or rules applicable to the Entire Property. Seller shall otherwise continue to operate and maintain the Entire Property in the same manner as it was operated and maintained prior to the Effective Date, including the continuation of all insurance policies.

B.            The termination of any leases prior to Closing by reason of the expiration of its term or by reason of the tenant’s default shall not excuse Purchaser from its obligation to complete Closing and to pay the full Purchase Price.

C.            In addition, Seller shall cooperate with the leasing of any vacant space to prospective tenants which may be suggested by Purchaser. BETWEEN THE EFFECTIVE DATE AND THE CLOSING DATE, SELLER SHALL PERFORM ALL CUSTOMARY REPAIRS TO THE SUBJECT PROPERTY AND THE PERSONAL PROPERTY AS SELLER HAS CUSTOMARILY PREVIOUSLY PERFORMED TO MAINTAIN THEM IN THE SAME CONDITION AS THEY ARE AS OF THE PERFORMANCE DATE, AS SAID CONDITION SHALL BE CHANGED BY WEAR AND TEAR, DAMAGE BY FIRE OR OTHER CASUALTY, OR VANDALISM.  NOTWITHSTANDING THE FOREGOING, SELLER SHALL HAVE NO OBLIGATION TO MAKE ANY STRUCTURAL OR EXTRAORDINARY REPAIRS OR CAPITAL IMPROVEMENTS BETWEEN THE EFFECTIVE DATE AND CLOSING.

12.           DESTRUCTION OR EMINENT DOMAIN.  If prior to the Closing Date all or any part of the improvements on the Subject Project should be destroyed by fire or any other cause, or any part thereof shall be taken by eminent domain, Purchaser shall have the option of canceling this Agreement. Said option must be exercised in writing and delivered to Seller within the earlier of: i) 10 days of a request by Seller as to whether Purchaser intends to exercise this option, or ii) Closing Date. If Purchaser so elects to cancel this Agreement in accordance herewith, the Agreement shall thereafter be of no further force and effect and any and all Earnest Money made hereunder shall be returned thereupon to Purchaser.  If Purchaser elects not to terminate, Seller shall assign the proceeds of such insurance or eminent domain proceeds to Purchaser at Closing.

13.           SALE OF PERSONAL PROPERTY.  The parties agree that the personal property set forth on Exhibit B is to be sold by Seller to Purchaser at Closing Date by Bill of Sale and assignment pursuant to Paragraph 14.A.f., and that the same are included in the Purchase Price as set forth in Paragraph 2 above and as may be allocated by agreement of the parties.  Seller agrees to cooperate with Purchaser in transferring/reprogramming and otherwise assisting with tie-in/hook-up of any security systems located in common areas and being sold hereby, into security systems of Purchaser, including monitoring and taping of video camera outputs and computerizing of card reader systems, so long as such can be accomplished without material costs to Seller.

14.           DOCUMENTS REQUIRED FOR CLOSING.

A.            At the Closing Seller shall deliver the following:

a.                                       Limited Warranty Deed on a Minnesota Uniform Conveyancing Blank, acceptable to Title Company and sufficient for recording, conveying good and marketable and indefeasible fee simple title of the Subject Property to Purchaser, subject to the Permitted Encumbrances set forth in Paragraph 3 above, and containing the representation as set forth in Paragraph 9g above;

b.                                      Documents evidencing the legal status, standing and authority of Seller to consummate closing, and such other documents that may be required by Purchaser’s counsel or by Title Company for issuance of the title policy as required by Paragraph 5 above;

c.                                       Seller’s FIRPTA affidavit in form so as to comply with Internal Revenue Service Regulations;

d.                                      Standard form Uniform Conveyancing Blank Seller’s affidavit stating that on the Closing Date there are no outstanding, unsatisfied judgments, tax liens, or bankruptcies against or involving the Seller;

e.                                       The abstract to the Land, if in Seller’s possession, to the extent it is not Torrens property;

f.                                         A bill of sale for all tangible personal property being conveyed, if any, together with an assignment of the Service Contracts and other intangible personal property being conveyed;

g.                                      Assignment of all leases then in force and effect on the Subject Property together with current rent roll, the originals of all such leases and lease files of Seller with respect to each such lease, to the extent in Seller’s possession;

h.                                      The Seller Lease executed by Seller;

i.                                          Copies of all blueprints, plans, specifications, manuals, warranties, and guarantees relating to the Entire Property to the extent in Seller’s possession;

j.                                          All keys used in connection with the Subject Property, including key cards, security codes, combinations, etc., excluding such items pertaining to the Premises covered by the Seller Lease unless necessary for Landlord to comply with fire or other safety and/or municipal codes.

k.                                       Executed Settlement Statement;

l.                                        Termination of the current management agreement on the Subject Property with United Properties LLC, executed by Seller;

m.                                  An estoppel certificate, in form substantially in accordance with Exhibit E attached hereto, executed by each tenant of the Building listed on Exhibit C; provided however, that estoppel certificates containing only non-material exceptions, qualifications or modifications shall be deemed to be substantially in accordance with said exhibits (copies of all such executed estoppel certificates shall be delivered not less than 7 days prior to Closing Date).  If, after good faith efforts to obtain such estoppel certificates, Seller is unable to do so, then Seller may provide such any missing or non-conforming estoppel certificate, in a form that comports with the lease for such tenant, but executed by Seller;

n.                                    A rent roll certified by an officer of Tenant, which shall be substantially the same as Exhibit C.

o.                                    A certificate reaffirming the Seller’s representations and warranties of this Agreement, as of the Closing Date, or if any such representation or warranty can no longer be made due to conditions occurring subsequent to the Effective Date which are outside of Seller’s control, then Seller shall so notify Purchaser, and Purchaser shall then have the right to either accept the revised representation or warranty or Purchaser may terminate this Agreement and obtain a full refund of the Earnest Money.

p.                                    Notice (prepared by Purchaser but executed by Seller) to the tenants listed on Exhibit C and service providers under the Service Contracts, in a form reasonably acceptable to Seller regarding the change of ownership of the Building.

q.                                    Transfer of all Security deposits, letters of credit, guarantees and any other security given to Seller for any of the leases on Exhibit C.  Seller shall provide such assignments and other documents at Closing and subsequent to Closing so as to effectuate a transfer of such security, including the issuance of a new letter of credit in the name of Purchaser.

B.            At the Closing Purchaser shall deliver the following:

a.                                       The balance of the Purchase Price as set forth in Paragraph 2;

b.                                      Such documents evidencing the legal status, standing and authority of Purchaser that may be required by Seller’s counsel and by Title Company for issuance of the title policy;

c.                                       Executed certificate of real estate value;

d.                                    Executed Settlement Statement;

e.                                     Termination of the current management agreement on the Subject Property with United Properties LLC, executed by United Properties LLC;

f.                                         The Seller Lease executed by Purchaser; and

g.                                    The Landlord’s Waiver executed by Purchaser.

15.           BROKER’S FEES.  Seller and Purchaser mutually agree to indemnify and hold harmless the other from any claim through the other for broker fees that may result from execution of this Agreement or the sale pursuant hereto, or any lease executed pursuant hereto.

16.           NOTICES.  Any notice required or permitted to be delivered under this Agreement shall be in writing and shall be deemed given (i) when delivered by hand during regular business hours, (ii) three (3) days after being sent by United States Postal Service, registered or certified mail, postage prepaid, return receipt requested and first class mail postage prepaid, (iii) on the next business day when sent by a reputable overnight express mail service that provides tracing and proof of receipt or refusal of items mailed, (iv) on the date given by facsimile if the sending facsimile machine prints a confirmation that said transmission has been sent error free and if notice is also sent by method (i) or (iii) above on the same date as the facsimile transmission is sent; or (v) on the date given by email if the sending computer does not register that said email transmission has not been sent or that there was an error with respect to the sending of said email transmission and if notice is also sent by method (i) or (iii) above on the same date as the email transmission is sent; provided that for each of the foregoing methods (i) — (v), the notice is addressed to the Seller or the Purchaser, as the case may be, at the address or addresses set forth below or such other addresses as the parties may designate in a notice similarly sent. Any notice given by a party to Title Company shall be simultaneously given to the other party. Any notice given by a party to the other party relating to its entitlement to the Earnest Money Account shall be simultaneously given to the Title Company.

If to Seller:	Analysts International Corporation
3601 West 76th Street, Suite 600
Edina, MN. 55435
Attn: Sarah Spiess
Facsimile: 952/897-4555
Email: sspiess@analysts.com

with Copy to:	Fredrikson & Byron, P.A.
ATTN: Christopher J. Dolan, Esq.
1100 International Centre
900 Second Avenue South
Minneapolis, MN 55402
Facsimile: 612/347-7077
Email: cdolan@fredlaw.com

If to Purchaser:	United Properties Investment LLC
3500 West 80th Street, Suite 200
Bloomington, MN. 55431
Attn: Frank J. Dutke and Richard E. Student
Facsimile: 952/893-8804
Email: rstudent@uproperties.com

with Copy to:	Lindquist & Vennum PLLP
ATTN: Larry B. Guthrie
80 South Eighth Street
4200 IDS Center
Minneapolis, MN 55402-2205
Facsimile: 612/371-3207
Email: lguthrie@lindquist.com

If to Title Company:	First American Title Insurance Company
ATTN: Rod Ives
1900 Midwest Plaza Building West
801 Nicollet Mall
Minneapolis MN 55402
Email: rives@firstam.com
Facsimile: 612 305-2001

The addresses to which notices are to be mailed to either party hereto may be changed by such party by giving written notice thereof to the other party in the manner above provided.

17.           ASSIGNMENT, SUCCESSORS AND ASSIGNS.  Purchaser shall have the right to assign its interest under this Agreement, without obtaining the consent of the Seller, provided that Purchaser shall remain liable to Seller under this Agreement.  This Agreement shall be binding upon and inure to the benefit of the parties hereto, their respective successors and assigns.

18.           DEFAULT.

A.            In the event of default by Purchaser hereunder, Seller may terminate this Agreement by giving 30 days prior written notice, pursuant to Minnesota Stat. 559.21 and upon such termination may retain the Earnest Money as liquidated damages.  Notwithstanding the foregoing, in the event Purchaser breaches the provisions of the indemnifications as set forth herein, such indemnifications shall survive any termination of this Agreement and shall continue to be enforceable against Purchaser.

B.            In the event of default hereunder by Seller, Purchaser shall be entitled to either: i) enforce this Agreement by specific performance; or ii) terminate this Agreement by giving 30 days prior written notice and upon such termination shall be entitled to a return of its Earnest Money and all of its actual out-of-pocket costs incurred in connection with entering into this Agreement and preparing to consummate the transaction contemplated hereby, including, but not limited to, fees paid to consultants, such as engineers, environmental engineers, attorneys, etc., and non-refundable fees paid in connection with any mortgage applications, rate lock agreement deposits or the like; provided however, in no event shall Seller be liable to Purchaser for damages which exceed an amount equal to the Earnest Money.  Notwithstanding the foregoing, in the event Seller breaches the representation and warranty provisions of Section 9 in any material way and such breach is not known to Purchaser at Closing, Purchaser shall have all of its rights and remedies with respect to such breach as may be afforded it by law or by equity.

C.  If any legal action is brought by Seller or Purchaser for the enforcement of this Agreement or by reason of dispute or an alleged breach, default or misrepresentation in connection with any of the provisions of this Agreement for damages or any other relief or remedy as allowed hereby, the prevailing party shall be entitled to recover reasonable attorneys’ fees and other court and direct costs incurred in connections with such action or proceeding.  This provision shall survive the Closing or termination of this Agreement.

19.           TITLE COMPANY AS ESCROW AGENT.  Title Company shall hold, invest and disburse the Earnest Money as provided in this Agreement.  Upon receipt of an appropriate IRS form W-9 from Purchaser, Title Company shall deposit the Earnest Money in an interest bearing account, as agreed between Title Company and Purchaser.  Upon receipt of any written certification from Seller or Purchaser claiming the Earnest Money, the Title Company shall promptly forward a copy thereof to the other party hereto and, unless such party within five (5) business days thereafter objects by written notice to the Title Company to such disbursement, the Title Company shall disburse the Earnest Money to the party demanding the same and shall thereupon be released and discharged from any duty or obligation hereunder.  The Title Company is acting as escrow agent only with respect to the Earnest Money, to the extent paid by Purchaser, and if there is any dispute as to whether Title Company is obligated to deliver the Earnest Money, or as to whom the Earnest Money is to be delivered, the Title Company may refuse to make delivery and may continue to hold the Earnest Money until receipt by Title Company of an authorization, in writing, signed by Seller and Purchaser, directing the disposition of the Earnest Money; in the absence of such written authorization, the Title Company may hold the Earnest Money until a final determination of the rights of the parties and appropriate proceeding or may bring an appropriate action or proceeding for leave to deposit the Earnest Money in a Court of competent jurisdiction pending such determination.  The Seller and Purchaser recognize that Title Company’s duties hereunder are only as specifically provided herein and are purely administerial in nature; and the Seller and Purchaser therefore agree that Title Company shall, so long as it acts in good faith and in accordance with this Agreement, have no liability to either Purchaser or Seller, except for its willful misconduct or gross negligence.  Seller and Purchaser do hereby further indemnify Title Company against, and agree to hold, save and defend the Title Company harmless from, any costs, liabilities and expenses incurred by Title Company in discharging its duties hereunder, except for willful misconduct or gross negligence.

IN WITNESS WHEREOF, the parties have entered into and executed this Agreement the day and year first above written.

SELLER: ANALYSTS INTERNATIONAL CORPORATION

By
Its

By
Its

PURCHASER: UNITED PROPERTIES INVESTMENT LLC

By
Its

By
Its

LIST OF EXHIBITS

EXHIBIT A	Legal Description of the Land

EXHIBIT B	Schedule of Personal Property

EXHIBIT C	Rent Roll and Schedule of Leases to be Assigned

EXHIBIT D	Seller Lease

EXHIBIT E	Form of Estoppel Certificate

EXHIBIT A

LEGAL DESCRIPTION OF THE LAND

Lot 1, Block 1, South Edina Development Fourth Addition, according to the recorded plat thereof, Hennepin County, Minnesota.

A-1

EXHIBIT B

SCHEDULE OF PERSONAL PROPERTY

A.   Supplies, site plans, surveys, soil studies, architectural renderings, plans, specifications, engineering plans, warranties, guaranties, permits, licenses and other intangible personal property; all of which are owned by Seller and which are used in connection with and for the occupancy, management, maintenance and operation of the Subject Property, except and excluding personal property owned by tenants and excluding personal property owned by Seller and used in its business operations as a tenant under the Seller Lease as opposed to the operation of the Building.

B.   All security cameras, security card readers and/or other security equipment located within lobbies, elevators, parking areas, vestibules and other common areas of the Building.  The back-up generator located to the exterior of the Building.

C.   All equipment located in the Receiving Office on the lower level of the Building, including the energy management computer and related equipment; tools; ladders; light bulbs, etc.  This room is reflected on the floor plans.  All building related equipment in the Building Equipment room located on the lower level, including the Culligan water softener and related equipment; tools; ladders; and common area carpet, tile, etc. This room is reflected on the floor plans.  Four lobby planters; two (2) are located in the upper lobby, and two (2) in the lower lobby.

D.   The Following Service Contracts:

Contract	Vendor	Term	Commencement or Renewal Date	Termination Date	Termination Clause/ Comments
Access System Maintenance	Trans-Alarm	1 Year	January 1, 2002	December 31, 2002	30 day notice prior to one year anniversary Automatic renewal
Elevator Maintenance	Otis	3 Year	May 15, 1999	May 14, 2002	30 Day Non-Performance Clause
EMS	Egan Automation	1 Year	October 1, 2001	September 30, 2002	30 day notice prior to one year anniversary Automatic Renewal
Fire Alarm System Monitoring	Trans-Alarm	One Year	January 24, 1999	Month to Month	30 day notice
Freelance Writer/Newsletter	CS Communications	Annual	January 24, 2002	December 31, 2002
Guard Service	Hannon Security	1 Year	April 1, 2002	March 31, 2002	30 day notice
Grounds Maintenance	AP Lawn	Annual	April 1, 2002	October 31, 2002	30 day notice
HVAC Maintenance	Schwab	1 Year	May 1, 2001	April 30, 2002	30 day notice
Interior Plant Maintenance	McCaren	1 Year	July 1, 2001	June 30, 2002	30 day notice Automatic Renewal
Janitorial/Day Maintenance	ABM	M t M	October 16, 2000	Month to Month	30 day notice
Landscape Inspection Agreement	Consulting Landscape Management	Annual	April 1, 2002	October 31, 2002	30 day notice
Lawn Fertilization	Gibbs Lawn	Annual	April 1, 2002	October 31, 2002	Prepaid
Lawn Irrigation System Maintenance	Absolute Rain	Annual	April 1, 2002	October 31, 2002	30 day notice
Pest Control	Adam’s Pest Control	M t M	April 5, 1999	Month-to-Month	30 day notice
Rubbish Removal	BFI	1 year	April 1, 2002	March 31, 2002	30 day notice
Snow Removal	Reliable Snow Plowing Inc	Annual	October 12, 2001	April 30, 2002	30 day notice
Sweeping	Krieger	Annual	April 1, 2002	December 31, 2002	60 day notice
Water Softener Salt	Culligan	1 Year	September 25, 2001	September 24, 2002	30 day notice prior to 1 year anniversary Auto Renewal
Window Washing	Diebel	Annual	January 1, 2002	December 31, 2002

B-1

EXHIBIT C

RENT ROLL AND SCHEDULE OF LEASES TO BE ASSIGNED

C-1

EXHIBIT D

SELLER LEASE

D-1

EXHIBIT E

FORM OF TENANT ESTOPPEL CERTIFICATE

TENANT’S ACCEPTANCE LETTER

NONDISTURBANCE, SUBORDINATION AND ATTORNMENT

Date:	MassMutual Mortgage Loan Commitment No.

Massachusetts Mutual Life Insurance Company

C/O David L. Babson & Company Inc.

1295 State Street

Springfield, Massachusetts, 01111-0001

Attention:	Mortgage Loan Administration
Real Estate Finance Group

Re:
(Property name and location)

To Massachusetts Mutual Life Insurance Company,

United Properties Investment LLC (“UPI”),

Centennial Lakes III, L.L.C. (“CLIII”):

The undersigned (“Tenant”) understands that UPI and/or CLIII will be acquiring the Property described below and that Massachusetts Mutual Life Insurance Company (“MassMutual”) has made or will be making a mortgage loan (the “Loan”) on the Property described below.  In connection with the Loan, MassMutual will be receiving an assignment of all leases with respect to the Property and will be acting in reliance upon this letter.

By signing below, the Tenant certifies to and agrees with MassMutual, UPI and CLIII as follows:

1.	The Tenant leases a portion of a[n]

[office building/shopping center/warehouse/other property type] located at
[street address, city and state]
and known generally as
(the “Property”)

2.	The lease between the Tenant and the landlord (“Landlord”) regarding the Tenant’s premises (the “Premises”)
is dated
and is un-amended except as follows:

[dates of lease amendments]. The lease together with the amendments is referred to herein as the “Lease,” and is the complete statement of the Landlord and the Tenant regarding the Premises.

3.	The Lease provides:

	A.	Current monthly fixed or base rent:

	B.	Percentage rent:

	C.	Common area expenses:

	D.	Commencement Date:

	E.	Termination Date (exclusive of renewal periods):

	F.	Renewal Periods:

	G.	Security Deposit:

4.

The Tenant has accepted and is now in sole possession of the Premises.  Any construction, build out, improvements, alterations or additions to the Premises required under the Lease have been completed in accordance with the Lease and Landlord has paid to Tenant all tenant improvement allowances and has paid all other tenant inducements due as of the date of this Tenant’s Acceptance Letter as provided for in the Lease.

5.	The Tenant has not subleased any part of the Premises or assigned the Lease.

6.

As of this date, the Lease is in full force and effect and there is no violation of or default under the Lease on the part of the Landlord or the Tenant.  There is no present offset of rent and the Tenant has no knowledge of any circumstances which would give rise to any credit or set-off against the obligation for present or future rentals under the Lease.

7.

The Tenant will, concurrently with the giving of any notice to the Landlord, give MassMutual written notice (at the above address) of any default by the Landlord under the Lease.  MassMutual will have a reasonable opportunity, before the exercise of any rights the Tenant may have pertaining to the Lease, to cure any such default by the Landlord.

8.

The Tenant hereby subordinates all of its right, title and interest under the Lease to the lien, operation and effect of any mortgage(s) (as modified or extended) of MassMutual now or hereafter in force against the Property, and to all advances hereafter made under such mortgage(s).

9.

In the event that MassMutual or any third party becomes the owner of the Property, by foreclosure or otherwise, the Tenant agrees to attorn to MassMutual or any purchaser and to recognize MassMutual or any purchaser as the Landlord under the Lease.  Acceptance of this letter by MassMutual constitutes MassMutual’s agreement that it will not disturb or interfere with the Tenant’s possession of the Premises during the term of the Lease or any extension or renewal thereof so long as the Tenant is not in default under the Lease.

Sincerely,

TENANT:

[As specified in Lease]

[Signature]
By (Name):

Title: